Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended March 31, 2021 of Burcon NutraScience Corporation of our report dated June 29, 2021, relating to the consolidated financial statements, which appears in Exhibit 99.2 in this Annual Report.

PricewaterhouseCoopers LLP

Vancouver, British Columbia, Canada

June 29, 2021